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                               April 13, 2023

       Riad Sherif, M.D.
       Chief Executive Officer
       Oculis Holding AG
       Bahnhofstrasse 7
       CH - 6300
       Zug, Switzerland

                                                        Re: Oculis Holding AG
                                                            Registration
Statement on Form F-1
                                                            Filed April 3, 2023
                                                            File No. 333-271063

       Dear Riad Sherif:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid
for such shares. For example only, please disclose the price the
                                                        Sponsor paid for its
Founder Shares.
 Riad Sherif, M.D.
FirstName   LastNameRiad Sherif, M.D.
Oculis Holding   AG
Comapany
April       NameOculis Holding AG
       13, 2023
April 213, 2023 Page 2
Page
FirstName LastName
Risk Factors
Risks Related to Ownership of our Ordinary Shares and Warrants and our Status as a Public
Company
Sales of Ordinary Shares, or the perception of such sales, by us or the Selling Securityholders..., page 95

2. We note your risk factor on page 95 highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, please disclose the purchase price of the securities being registered for resale. Also disclose that even though the current trading price is below the SPAC IPO price, certain investors may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
164

3. We note your disclosure elsewhere that your warrants are out-of-the money and that you do not expect to receive cash proceeds from the exercise of warrants until this is no longer true. Please provide similar disclosure in your MD&A section.
General

4. We note that the Sponsor paid $25,000 for its Founder Shares. Please disclose that while the Sponsor may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to the differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Doris Stacey Gama at 202-551-3188 or Jason Drory at
202-551-
8342 with any other questions.



                                                                Sincerely,
 Riad Sherif, M.D.
Oculis Holding AG
April 13, 2023
Page 3
FirstName LastNameRiad Sherif, M.D.
                                      Division of Corporation Finance
Comapany NameOculis Holding AG
                                      Office of Life Sciences
April 13, 2023 Page 3
cc:       Katie Kazem, Esq.
FirstName LastName